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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
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December 2, 2017

Dear Sir, Madam,

Sub: Outcome of the Board meeting

The Board of Directors in their meeting held today between 2.30 PM IST and 3.15 PM IST have inter alia approved the following -

1. The appointment of Salil S. Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018 for a period of 5 years, subject to the approval of shareholders and other regulatory requirements, if any. The appointment is made based on the recommendation of the Nomination and Remuneration Committee which concluded its global search for a CEO and MD.

2. The re-designation of U B Pravin Rao as Chief Operating Officer and Whole Time Director with effect from January 2, 2018 upon stepping down as the interim Chief Executive Officer and Managing Director in accordance with the terms of appointment. Further, U B Pravin Rao shall hold the office of Whole Time Director up to August 17, 2022.

This is for your information and records. The press release in this regard and the brief profile of Salil S. Parekh is enclosed. This also confirms that Mr. Parekh has no relationship with any of the members of the Board of Directors.

The details will also be made available on the website of the Company, www.infosys.com

Thanking you,

Yours sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys appoints Salil S. Parekh as CEO and Managing Director

Bangalore - December 2, 2017: Infosys announced today that its Board of Directors has appointed Salil S. Parekh as Chief Executive Officer and Managing Director (CEO & MD) of the Company effective January 2, 2018.

Commenting on the appointment of Mr. Parekh, Mr. Nandan Nilekani, Chairman of the Board said, "We are delighted to have Salil joining as the CEO & MD of Infosys. He has nearly three decades of global experience in the IT services industry. He has a strong track record of executing business turnarounds and managing very successful acquisitions. The Board believes that he is the right person to lead Infosys at this transformative time in our industry. The Board is also grateful to Pravin for his leadership during this period of transition."

Ms. Kiran Mazumdar-Shaw, Chairperson of the Nomination & Remuneration Committee, stated, "After a comprehensive global search effort, we are pleased to appoint Salil as the CEO & MD. He was the top choice from a pool of highly qualified candidates. With his strong track record and extensive experience, we believe, we have the right person to lead Infosys."

Mr. Parekh joins Infosys from Capgemini where he was a member of the Group Executive Board. He has Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Mr. U B Pravin Rao will step down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time Director of the Company.

About Infosys

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media contacts:

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Salil Parekh, previously member of the Group Management Board at Capgemini

Salil was at Capgemini for 25 years most recently as a member of the Group Executive Board.

He was responsible for overseeing a business cluster comprising Application Services (North America, UK, Asia), Cloud Infrastructure Services, and Sogeti (Technology & Engineering Services Division). He was also the Chairman of the company's North America Executive Council.

Salil leveraged Digital and Cloud services to drive transformation for clients. He was responsible for the strategy and execution for the Cloud business -- setting its direction and enabling its rapid adoption at clients. He was also the architect of the North America growth and turnaround, and was instrumental in setting up their off-shoring capabilities.

He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.